Exhibit 12.1

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	January 1, 2001 through October 30, 2001		October 30, 2001 through December 31, 2001		2002		2003		2004		2005		Three Months Ended March 31, 2006

Earnings
Pre-tax income	$19,113		$3,677		$24,686		$22,690		$34,315		$51,161		$8,340
Equity earnings	—		—		—		—		(396)		(1,068)		(330)
Distributed income of equity investee	—		—		—		—		957		2,337		—
Fixed charges	7,027		274		1,786		5,048		7,328		14,351		4,208

Total earnings	$26,140		$3,951		$26,472		$27,738		$42,204		$66,781		$12,218

Fixed charges
Interest expense	$—		$269		$1,758		$4,986		$7,267		$14,053		$4,067
Interest expense - affiliate	7,003		—		—		—		—		—		—
Rental interest factor	24		5		28		62		61		298		141

Total fixed charges	$7,027		$274		$1,786		$5,048		$7,328		$14,351		$4,208

Ratio of earnings to fixed charges	3.7	x	14.4	x	14.8	x	5.5	x	5.8	x	4.7	x	2.9	x